The OLB Group, Inc.
200 Park Avenue
Suite 1700
New York, NY 10166

January 9, 2020

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Information Technologies and Services

100 F Street, N.E.

Washington, D.C. 20549

Attention: Kathleen Collins, Accounting Branch Chief

Re:	The OLB Group, Inc.

Amendment No. 2 to Registration Statement on Form S-1

Filed December 19, 2019

File No. 333-232368

Dear Ms. Collins,

On behalf of The OLB Group, Inc. (the “Company”) we hereby transmit the Company’s response to the comment letter received from the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”), dated January 2, 2020, regarding the Company’s Amendment No. 2 to Registration Statement on Form S-1 filed on December 19, 2019 (the “Registration Statement”), which such Registration Statement reflects the Staff’s comments. Concurrently with this response, the Company has filed an amended Registration Statement on Form S-1 reflecting the Staff’s comments. For the Staff’s convenience, we have repeated below the Staff’s comments in bold, and have followed each comment with the Company’s response.

Amendment No. 2 to Registration Statement on Form S-1

Summary of financial and other data, page 9

1.	Revise here to include predecessor summary financial statement information for fiscal 2017 and from January 1, 2018 through April 30, 2018.

The Company has revised the Registration Statement to include in the summary of financial and other data subsection predecessor summary financial statement information for fiscal 2017 and from January 1, 2018 through April 30, 2018.

2.	On page 57 you include quantified information in footnote (1) regarding the Transaction Volume and Transaction Count for fiscal 2018 and the nine months ended September 30, 2018 related to the predecessor entity. Please revise here to include similar footnote disclosures related to such metrics. Also, tell us whether the Merchant totals were adjusted to include predecessor information, and if so, revise to include a quantified discussion of such amounts.

The Company has revised the Registration Statement to include a footnote regarding the portions of transaction volume and transaction count that were attributable to the predecessor during the relevant periods. The Company has further revised the Registration Statement to reflect the portion of the number of merchants that were attributable to the predecessor during the relevant periods.

Securities and Exchange Commission

January 9, 2020

Liquidity and Capital Resources, page 61

3.	You state that your current available cash resources, excluding the proceeds of this offering, will allow you to continue your operations until December 2020. Please revise to clarify whether your available cash resources includes the additional financial assistance promised by Mr. Herzog. If so, discuss how your liquidity might be impacted should Mr. Herzog fail to satisfy the commitment. To the extent Mr. Herzog's funding is not part of the capital resources referenced in your disclosures, please clarify the source of such resources.

The Company has revised the Registration Statement to reflect that the Company believes that the currently available cash resources of the Company, along with projected operating revenue and cost reductions will be sufficient for the Company to continue operations until January 2021.

Consolidated Statements of Cash Flows for the Years Ended December 31, 2018 and 2017, page F-9

4.	We note that you added a footnote to the consolidated statement of operations for the year ended December 31, 2018 in response to prior comment 6. Please include a similar footnote to the consolidated statement of cash flows for the same period.

The Company has revised the Registration Statement in accordance with the Staff’s comment.

Exhibits

5.	Please revise to ensure that the consent of your independent registered public accounting firm refers to the correct opinion date. In this regard, the consent in Exhibit 23.2 refers to the report dated April 13, 2018 when the opinion is also dated December 18, 2019 as it relates to Note 1A.

The Company’s prior independent registered public accounting firm amended its consent in accordance with the Staff’s comment.

We thank the Staff for its review of the foregoing. If you have further comments, we ask that you forward them by electronic mail to our counsel, Matthew Bernstein, Esq. at mbernstein@egsllp.com or by telephone at (212) 370-1300.

Very truly yours,

/s/ Ronny Yakov
Ronny Yakov Chief Executive Officer

cc:	Matthew Bernstein, Esq.
Ellenoff Grossman & Schole LLP